To:	Cliff Neuman
From:	Robert Gayton
Date:	June 9, 2004

________________________________________________________________________

I believe it is time for me to resign from the XML Board. I am not in touch and do not particularly agree with the company's direction. Therefore, please accept this as my resignation and advise the board. If you need it in writing, please advise, with a fax number.

/s/ Robert Gayton
Robert Gayton